June 25, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Bordynuik, Inc.
Registration Statement on Form S-1
Filed with the Securities and Exchange Commission on April 6, 2009
(Registration No. 333-158437)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), John Bordynuik, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-158437), together with all exhibits thereto.  The Company has determined not to proceed with the registration and sale of its common stock at this time and to refocus its corporate strategy on other aspects of its business.  No shares of the Company’s common stock have been sold pursuant to the Registration Statement.  The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, at (732) 409-1212.

Very truly yours,

JOHN BORDYNUIK, INC.

By:    /s/ John Bordynuik
John Bordynuik
President